Exhibit 99.9

EXECUTION VERSION

Fortis Inc.

US$500,000,000 2.100% Notes Due 2021

US$1,500,000,000 3.055% Notes Due 2026

Exchange and Registration Rights Agreement

October 4, 2016

Goldman, Sachs & Co.,

As representative of the several Purchasers

named in Schedule I to the Purchase Agreement

c/o Goldman, Sachs & Co.

200 West Street

New York, New York 10282-2198

Ladies and Gentlemen:

Fortis Inc., a corporation existing under the Corporations Act of Newfoundland and Labrador, Canada (the “Company”), proposes to issue and sell to the Purchasers (as defined herein) upon the terms set forth in the Purchase Agreement (as defined herein) $2,000,000,000 in aggregate principal amount of its 2.100% Notes due 2021 and 3.055% Notes due 2026. As an inducement to the Purchasers to enter into the Purchase Agreement and in satisfaction of a condition to the obligations of the Purchasers thereunder, the Company agrees with the Purchasers for the benefit of holders (as defined herein) from time to time of the Registrable Securities (as defined herein) as follows:

1.                                      Certain Definitions.                                   For purposes of this Exchange and Registration Rights Agreement (this “Agreement”), the following terms shall have the following respective meanings:

“Acquisition Closing Date” shall mean the Closing Date (as defined in the Agreement and Plan of Merger dated as of February 9, 2016, among FortisUS Inc., Element Acquisition Sub Inc., the Company and ITC Holdings Corp.).

“Base Interest” shall mean the interest that would otherwise accrue on the Securities under the terms thereof and the Indenture, without giving effect to the provisions of this Agreement.

“broker-dealer” shall mean any broker or dealer registered with the Commission under the Exchange Act.

“Business Day” shall have the meaning set forth in Rule 13e-4(a)(3) promulgated by the Commission under the Exchange Act, as the same may be amended or succeeded from time to time, and shall also exclude any day on which banking institutions or trust companies located in New York, New York, Toronto, Ontario or St. John’s, Newfoundland and Labrador are authorized or obligated to be closed.

“Canadian Co-Trustee” shall mean BNY Trust Company of Canada, as Canadian trustee under the Indenture, together with any successors thereto in such capacity.

“Canadian Prospectus” shall mean a prospectus of the Company included in an Exchange Registration Statement or a Shelf Registration Statement under the MJDS (with such additions and deletions as are required or permitted under the MJDS) filed and receipted (or for which a notification of clearance has been obtained) under Ontario Securities Laws.

“Closing Date” shall mean the date on which the Securities are initially issued.

“Commission” shall mean the United States Securities and Exchange Commission, or any other federal agency at the time administering the Exchange Act or the Securities Act, whichever is the relevant statute for the particular purpose.

“EDGAR System” shall mean the EDGAR filing system of the Commission and the rules and regulations pertaining thereto promulgated by the Commission in Regulation S-T under the Securities Act and the Exchange Act, in each case as the same may be amended or succeeded from time to time (and without regard to format).

“Effective Time,” in the case of (i) an Exchange Registration, shall mean the time and date as of which the Commission declares the Exchange Registration Statement effective or as of which the Exchange Registration Statement otherwise becomes effective pursuant to the Securities Act and (ii) a Shelf Registration, shall mean the time and date as of which the Commission declares the Shelf Registration Statement effective or as of which the Shelf Registration Statement otherwise becomes effective pursuant to the Securities Act.

“Electing Holder” shall mean any holder of Registrable Securities that has returned a completed and signed Notice and Questionnaire to the Company in accordance with Section 3(d)(ii) or Section 3(d)(iii) and the instructions set forth in the Notice and Questionnaire.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder, as the same may be amended or succeeded from time to time.

“Exchange Offer” shall have the meaning assigned thereto in Section 2(a).

“Exchange Registration” shall have the meaning assigned thereto in Section 3(c).

“Exchange Registration Statement” shall have the meaning assigned thereto in Section 2(a).

“Exchange Securities” shall have the meaning assigned thereto in Section 2(a).

“holder” shall mean each of the Purchasers and other persons who acquire Securities from time to time (including any successors or assigns), in each case for so long as such person owns any Securities.

“Indenture” shall mean the indenture, dated as of October 4, 2016, among the Company, the U.S. Trustee and the Canadian Co-Trustee, as the same may be amended from time to time and as supplemented from time to time, including by the first supplemental indenture, dated as of October 4, 2016.

“MJDS” shall mean the U.S./Canada Multijurisdictional Disclosure System adopted by the Commission and Canadian securities regulators.

“Notice and Questionnaire” shall mean a Notice of Registration Statement and Selling Securityholder Questionnaire substantially in the form of Exhibit A hereto.

“Ontario Securities Laws” shall mean the Securities Act (Ontario) and the rules, regulations and national, multijurisdictional and local instruments and published policy statements applicable in the province of Ontario.

“OSC” shall mean the Ontario Securities Commission.

“person” shall mean a corporation, limited liability company, association, partnership, organization, business, individual, government or political subdivision thereof or governmental agency.

“Purchase Agreement” shall mean the Purchase Agreement, dated September 29, 2016, between the Purchasers and the Company relating to the Securities.

“Purchasers” shall mean the Purchasers named in Schedule I to the Purchase Agreement.

“Registrable Securities” shall mean the Securities; provided, however, that a Security shall cease to be a Registrable Security upon the earliest to occur of the following: (i) in the circumstances contemplated by Section 2(a), the Security has been exchanged for an Exchange Security in an Exchange Offer as contemplated in Section 2(a) (provided that any Exchange Security that, pursuant to the last two sentences of Section 2(a), is included in a prospectus for use in connection with resales by broker-dealers shall be deemed to be a Registrable Security with respect to Sections 5, 6 and 9 until resale of such Registrable Security has been effected within the Resale Period); (ii) in the circumstances contemplated by Section 2(b), a Shelf Registration Statement registering such Security under the Securities Act has been declared or becomes effective and such Security has been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by such effective Shelf Registration Statement; (iii) subject to Section 8(b), such Security is actually sold by the holder thereof pursuant to Rule 144 under circumstances in which any legend borne by such Security relating to restrictions on transferability thereof, under the Securities Act or otherwise, is removed by the Company or pursuant to the Indenture or (iv) such Security shall cease to be outstanding.

“Registration Default” shall have the meaning assigned thereto in Section 2(c).

“Registration Default Period” shall have the meaning assigned thereto in Section 2(c).

“Registration Expenses” shall have the meaning assigned thereto in Section 4.

“Resale Period” shall have the meaning assigned thereto in Section 2(a).

“Restricted Holder” shall mean (i) a holder that is an affiliate of the Company within the meaning of Rule 405, (ii) a holder who acquires Exchange Securities outside the ordinary course of such holder’s business, (iii) a holder who has arrangements or understandings with any person to participate in the Exchange Offer for the purpose of distributing Exchange Securities and (iv) a holder that is a broker-dealer, but only with respect to Exchange Securities received by such broker-dealer pursuant to an Exchange Offer in exchange for Registrable Securities acquired by the broker-dealer directly from the Company.

“Rule 144,” “Rule 405”, “Rule 415”, “Rule 424”, “Rule 430B” and “Rule 433” shall mean, in each case, such rule promulgated by the Commission under the Securities Act (or any successor provision), as the same may be amended or succeeded from time to time.

“Securities” shall mean, collectively, the $500,000,000 in aggregate principal amount of the Company’s 2.100% Notes due 2021 and the $1,500,000,000 in aggregate principal amount of 3.055% Notes due 2026 (each, a “series” of Securities) to be issued and sold to the Purchasers, and securities issued in exchange therefor or in lieu thereof pursuant to the Indenture.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission thereunder, as the same may be amended or succeeded from time to time.

“series” shall have the meaning assigned thereto in the definition of Securities.

“Shelf Registration” shall have the meaning assigned thereto in Section 2(b).

“Shelf Registration Statement” shall have the meaning assigned thereto in Section 2(b).

“Special Interest” shall have the meaning assigned thereto in Section 2(c).

“Suspension Period” shall have the meaning assigned thereto in Section 2(b).

“Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations promulgated by the Commission thereunder, as the same may be amended or succeeded from time to time.

“Trustees” shall mean the U.S. Trustee and the Canadian Co-Trustee.

“U.S.” shall mean the United States of America.

“U.S. Trustee” shall mean The Bank of New York Mellon, as U.S. trustee under the Indenture, together with any successors thereto in such capacity.

Unless the context otherwise requires, any reference herein to a “Section” or “clause” refers to a Section or clause, as the case may be, of this Agreement, and the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision.

2.              Registration Under the Securities Act.

(a)         Except as set forth in Section 2(b) below, to the extent not prohibited by any applicable law or applicable interpretations of the Commission, the Company agrees to use its commercially reasonable efforts to file under the Securities Act, no earlier than the last to occur of (i) the day after the Acquisition Closing Date, (ii) the filing with the OSC of the Company’s management information circular for the Company’s 2017 annual general meeting and (iii) four months and one day after the Closing Date, and no later than 270 days after the Acquisition Closing Date, a registration statement relating to an offer to exchange (such registration statement, the “Exchange Registration Statement”, and such offer, the “Exchange Offer”) any and all of the Securities for a like aggregate principal amount of each series of debt securities issued by the Company, which debt securities are substantially identical to the corresponding series of Securities (and are entitled to the benefits of the Indenture), except that they have been registered pursuant to an effective registration statement under the Securities Act and do not contain provisions for Special Interest contemplated in Section 2(c) below or special mandatory redemption (such new debt securities hereinafter called “Exchange Securities”). The Exchange Securities will be issued under the Indenture as provided therein and pursuant thereto shall be evidence of the same continuing indebtedness of the Company and will not constitute the creation of new indebtedness. The Company agrees to use commercially reasonable efforts to cause the Exchange Registration Statement to become or be declared effective under the Securities Act no later than 365 days after the Acquisition Closing Date. The Exchange Offer will be registered under the Securities Act on any available and appropriate form (which may, as determined by the Company in its sole discretion, be on Form F-10, including a Canadian Prospectus, in the form of a base shelf prospectus contemplated by National Instrument 44-102 — Shelf Distributions or a short form prospectus or other appropriate form, prepared and filed with the OSC; provided, however, that such Form F-10 is available for exchange offers) and will comply with all applicable tender offer rules and regulations under the Exchange Act. Unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company further agrees to use commercially reasonable efforts to (i) commence the Exchange Offer promptly (but no later than 10 Business Days) following the Effective Time of such Exchange Registration Statement, (ii) hold the Exchange Offer open for at least 20 Business Days in accordance with Regulation 14E promulgated by the Commission under the Exchange Act (or a longer period if required by the U.S. federal securities laws) and (iii) promptly following the expiration of the Exchange Offer, exchange Exchange Securities for all Registrable Securities that have been properly tendered and not validly withdrawn prior to the close of business on the date of such expiration. The Exchange Offer will be deemed to have been “completed” only (i) if the debt securities received by holders other than Restricted Holders in the Exchange Offer for Registrable Securities are, upon receipt, transferable by each such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the blue sky or securities laws of a substantial majority of the States of the U.S. and (ii) upon the Company having exchanged, pursuant to the Exchange Offer, applicable Exchange Securities for all Registrable Securities that have been properly tendered and not withdrawn before the expiration of the Exchange Offer, which shall be on a date that is at least 20 Business Days and not more than 30 Business Days following the commencement of the Exchange Offer. The Company agrees (x) to include in the Exchange Registration Statement a prospectus for use in any resales by any holder of Exchange Securities that is a broker-dealer that has acquired Registrable Securities from the Company or for its own account as a result of market-making activities or other trading activities, and (y) to use commercially reasonable efforts to keep such Exchange Registration Statement effective for a period (the “Resale Period”) beginning when Exchange

Securities are first issued in the Exchange Offer and ending upon the earlier of the expiration of the 180th day after the Exchange Offer has been completed or such time as such broker-dealers no longer own any Registrable Securities; provided that the Company may, in its sole discretion, in lieu of, or in addition to, keeping any such Exchange Registration Statement effective during the Resale Period, file a “shelf” registration statement on any available and appropriate form providing for the registration of such Registrable Securities held by such broker-dealers during the Resale Period. With respect to such Exchange Registration Statement, such holders shall have the benefit of the rights of indemnification and contribution set forth in Subsections 6(a), (c), (d) and (e).

(b)         If (i) on or prior to the time the Exchange Offer is completed existing law or Commission interpretations are changed such that the debt securities received by holders other than Restricted Holders in the Exchange Offer for Registrable Securities are not or would not be, upon receipt, transferable by each such holder without restriction under the Securities Act, (ii) the Effective Time of the Exchange Registration Statement is not within 365 days following the Acquisition Closing Date and the Exchange Offer has not been completed within 30 Business Days of such Effective Time or (iii) any holder of Registrable Securities notifies the Company prior to the 20th Business Day following the completion of the Exchange Offer that: (A) it is prohibited by law or Commission policy from participating in the Exchange Offer, (B) it may not resell the Exchange Securities to the public without delivering a prospectus and the prospectus supplement or Canadian Prospectus, as applicable, contained in the Exchange Registration Statement is not appropriate or available for such resales, (C) it is a broker-dealer and owns Securities acquired directly from the Company or an affiliate of the Company or (D) it is an affiliate of the Company, then the Company shall, in lieu of (or, in the case of clause (iii), in addition to) conducting the Exchange Offer contemplated by Section 2(a), use commercially reasonable efforts to file under the Securities Act no later than 60 days after the time such obligation to file arises (which in the case of clause (iii) above, shall be the date that the applicable holder so notifies the Company) (but in any case no earlier than 270 days after the Acquisition Closing Date), a “shelf” registration statement providing for the registration of, and the sale on a continuous or delayed basis by the holders of, all of the Registrable Securities, pursuant to Rule 415 or any similar rule that may be adopted by the Commission (or under Canadian shelf prospectus rules if the Company is eligible to use Form F-10) (such filing, the “Shelf Registration” and such registration statement, the “Shelf Registration Statement”). The Company agrees to use commercially reasonable efforts to cause the Shelf Registration Statement to become or be declared effective no later than 180 days after such Shelf Registration Statement filing obligation arises; provided, that if at any time the Company is or becomes a “well-known seasoned issuer” (as defined in Rule 405) and is eligible to file an “automatic shelf registration statement” (as defined in Rule 405), then the Company shall file the Shelf Registration Statement in the form of an automatic shelf registration statement as provided in Rule 405. The Company agrees to use commercially reasonable efforts to keep such Shelf Registration Statement continuously effective for a period ending on the earlier of the second anniversary of the Effective Time or such time as there are no longer any Registrable Securities outstanding. No holder shall be entitled to be named as a selling securityholder in the Shelf Registration Statement or to use the prospectus forming a part thereof for resales of Registrable Securities unless such holder is an Electing Holder. The Company agrees, after the Effective Time of the Shelf Registration Statement and

promptly upon the request of any holder of Registrable Securities that is not then an Electing Holder, to use commercially reasonable efforts to enable such holder to use the prospectus forming a part thereof for resales of Registrable Securities, including, without limitation, any action necessary to identify such holder as a selling securityholder in the Shelf Registration Statement (whether by post-effective amendment thereto or by filing a prospectus pursuant to Rules 430B and 424(b) under the Securities Act identifying such holder), provided, however, that nothing in this sentence shall relieve any such holder of the obligation to return a completed and signed Notice and Questionnaire to the Company in accordance with Section 3(d)(iii). Notwithstanding anything to the contrary in this Section 2(b), upon notice to the Electing Holders, the Company may suspend the use of the Shelf Registration Statement for a reasonable period of time (but not in excess of 60 consecutive days or more than two times during any single calendar year) (a “Suspension Period”) if the board of directors of the Company determines that there is a valid business purpose for suspension of the Shelf Registration Statement; provided, however, that the Company shall promptly notify the Electing Holders when the Shelf Registration Statement may once again be used or is effective.

(c)   In the event that (i) the Company has not filed the Exchange Registration Statement or the Shelf Registration Statement on or before the date on which such registration statement is required to be filed pursuant to Section 2(a) or Section 2(b), respectively, or (ii) such Exchange Registration Statement or Shelf Registration Statement has not become effective or been declared effective by the Commission on or before the date on which such registration statement is required to become or be declared effective pursuant to Section 2(a) or Section 2(b), respectively, (iii) the Exchange Offer has not been completed within 30 Business Days after the Effective Time of the Exchange Registration Statement relating to the Exchange Offer (if the Exchange Offer is then required to be made) or (iv) any Exchange Registration Statement or Shelf Registration Statement required by Section 2(a) or Section 2(b) is filed and declared effective but shall thereafter either be withdrawn by the Company or shall become subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act suspending the effectiveness of such registration statement (except as specifically permitted herein, including, with respect to any Shelf Registration Statement, during any applicable Suspension Period in accordance with the last sentence of Section 2(b)) without being succeeded immediately by an additional registration statement filed and declared effective (each such event referred to in clauses (i) through (iv), a “Registration Default” and each period during which a Registration Default has occurred and is continuing, a “Registration Default Period”), then, as liquidated damages for such Registration Default, subject to the provisions of Section 9(b), special interest (“Special Interest”), in addition to the Base Interest, shall accrue on all Registrable Securities then outstanding at a per annum rate of 0.25% for the first 90 days of the Registration Default Period and at a per annum rate of 0.50% thereafter for the remaining portion of the Registration Default Period.

(d)   The Company shall take all commercially reasonable actions necessary or advisable to be taken by it to ensure that the transactions contemplated herein are effected as so contemplated.

(e)   Any reference herein to a registration statement or prospectus as of any time shall be deemed to include any document incorporated, or deemed to be incorporated, therein by reference as of such time; and any reference herein to any post-effective amendment to a registration statement or to any prospectus supplement as of any time shall be deemed to include any document incorporated, or deemed to be incorporated, therein by reference as of such time.

3.                                      Registration Procedures.

If the Company files a registration statement pursuant to Section 2(a) or Section 2(b), the following provisions shall apply:

(a)   At or before the Effective Time of the Exchange Registration or any Shelf Registration, whichever may occur first, the Company shall qualify the Indenture under the Trust Indenture Act.

(b)   In the event that such qualification would require the appointment of a new trustee under the Indenture, the Company shall appoint a new trustee thereunder pursuant to the applicable provisions of the Indenture.

(c)   In connection with the Company’s obligations with respect to the registration of Exchange Securities as contemplated by Section 2(a) (the “Exchange Registration”), if applicable, the Company shall:

(i)                                     use commercially reasonable efforts to prepare and file with the Commission, no earlier than the last to occur of (x) the day after the Acquisition Closing Date, (y) the filing with the OSC of the Company’s management information circular for the Company’s 2017 annual general meeting and (z) four months and one day after the Closing Date, and no later than 270 days after the Acquisition Closing Date, an Exchange Registration Statement on any form which may be utilized by the Company and which shall permit the Exchange Offer and resales of Exchange Securities by broker-dealers during the Resale Period to be effected as contemplated by Section 2(a), and use commercially reasonable efforts to cause such Exchange Registration Statement to become effective no later than 365 days after the Acquisition Closing Date;

(ii)                                  as soon as practicable use commercially reasonable efforts to prepare and file with the Commission such amendments and supplements to such Exchange Registration Statement and the prospectus included therein (which may include a Canadian Prospectus or amendment or supplement thereto as part of the Exchange Registration Statement, if filed under MJDS to the extent available for exchange offers) as may be necessary to effect and maintain the effectiveness of such Exchange Registration Statement for the periods and purposes contemplated in Section 2(a) and as may be required by the applicable rules and regulations of the Commission and the instructions applicable to the form of such Exchange Registration Statement, and promptly provide each broker-dealer holding Exchange Securities with such number of copies of the prospectus included therein (as then amended or supplemented), in conformity in all material respects with the requirements of the Securities Act and the Trust Indenture Act, as such broker-dealer reasonably may request prior to the expiration of the Resale Period, for use in connection with resales of Exchange Securities;

(iii)                               use commercially reasonable efforts to promptly notify each broker-dealer that has requested or, to the knowledge of the Company after reasonable investigation, received copies of the prospectus included in such Exchange Registration Statement, and confirm such advice in writing, (A) when such Exchange

Registration Statement or the prospectus included therein or any prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to such Exchange Registration Statement or any post-effective amendment, when the same has become effective, (B) of any comments by the Commission or the OSC and by the blue sky or securities commissioner or regulator of any state with respect thereto or any request by the Commission or the OSC for amendments or supplements to such Exchange Registration Statement or prospectus or for additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of such Exchange Registration Statement or the initiation or threatening of any proceedings for that purpose, (D) if at any time the representations and warranties of the Company contemplated by Section 5 cease to be true and correct in all material respects, (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Exchange Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (F) the occurrence of any event that causes the Company to become an “ineligible issuer” as defined in Rule 405, or (G) if at any time during the Resale Period when a prospectus is required to be delivered under the Securities Act, that such Exchange Registration Statement, prospectus, prospectus amendment or supplement or post-effective amendment does not conform in all material respects to the applicable requirements of the Securities Act and the Trust Indenture Act or any applicable Ontario Securities Laws or contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(iv)                              in the event that the Company would be required, pursuant to Section 3(c)(iii)(G), to notify any broker-dealers holding Exchange Securities, use commercially reasonable efforts to as promptly as practicable prepare and furnish to each such holder a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to purchasers of such Exchange Securities during the Resale Period, such prospectus shall conform in all material respects to the applicable requirements of the Securities Act, the Trust Indenture Act and any applicable Ontario Securities Laws and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(v)                                 use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of such Exchange Registration Statement or any post-effective amendment thereto at the earliest practicable date;

(vi)                              use commercially reasonable efforts to (A) register or qualify the Exchange Securities under the securities laws or blue sky laws of such jurisdictions as are contemplated by Section 2(a) no later than the commencement of the Exchange Offer, to the extent required by such laws, (B) keep such registrations or qualifications in effect and comply with such laws so as to permit the continuance of offers, sales and dealings therein in such jurisdictions until the expiration of the Resale Period, (C) take any and all other actions as may be reasonably necessary or advisable to enable each broker-dealer holding Exchange Securities to consummate the disposition thereof in such jurisdictions and (D) obtain the consent or approval of each governmental agency or authority, whether federal, state or local, which may be required to effect the Exchange Registration, the Exchange Offer and the offering and sale of Exchange Securities by broker-dealers during the Resale Period; provided, however, that the Company shall not be required for any such purpose to (1) qualify as a foreign corporation in any jurisdiction wherein it would not otherwise be required to qualify but for the requirements of this Section 3(c)(vi), (2) consent to general service of process in any such jurisdiction or become subject to taxation in any such jurisdiction or (3) make any changes to its certificate of incorporation or by-laws or other governing documents or any agreement between it and its stockholders;

(vii)                           obtain a CUSIP number for all Exchange Securities, not later than the applicable Effective Time; and

(viii)                        comply with all applicable rules and regulations of the Commission and the OSC, and make generally available to its securityholders no later than eighteen months after the Effective Time of such Exchange Registration Statement, an “earning statement” of the Company and its subsidiaries complying with Section 11(a) of the Securities Act (including, at the option of the Company, Rule 158 thereunder).

(d)         In connection with the Company’s obligations with respect to the Shelf Registration, if applicable, the Company shall:

(i)                                     use commercially reasonable efforts to prepare and file with the Commission, within the time periods specified in Section 2(b), a Shelf Registration Statement on any form which may be utilized by the Company and which shall register all of the Registrable Securities for resale by the holders thereof in accordance with such method or methods of disposition as may be specified by the holders of Registrable Securities as, from time to time, may be Electing Holders and use commercially reasonable efforts to cause such Shelf Registration Statement to become effective within the time periods specified in Section 2(b);

(ii)                                  use commercially reasonable efforts to mail the Notice and Questionnaire to the holders of Registrable Securities (A) not less than 30 days prior to the anticipated Effective Time of the Shelf Registration Statement or (B) in the case of an “automatic shelf registration statement” (as defined in Rule 405), mail the Notice and Questionnaire to the holders of Registrable Securities not later than the Effective Time of such Shelf Registration Statement, and in any such case no holder shall be entitled to be named as a selling securityholder in the Shelf Registration Statement, and no holder shall be entitled to use the prospectus forming a part thereof for resales of Registrable Securities at any time, unless and until such holder has returned a completed and signed Notice and Questionnaire to the Company;

(iii)                               after the Effective Time of the Shelf Registration Statement, upon the request of any holder of Registrable Securities that is not then an Electing Holder, use commercially reasonable efforts to as promptly as practicable send a Notice and Questionnaire to such holder; provided that the Company shall not be required to take any action to name such holder as a selling securityholder in the Shelf Registration Statement or to enable such holder to use the prospectus forming a part thereof for resales of Registrable Securities until such holder has returned a completed and signed Notice and Questionnaire to the Company;

(iv)                              as soon as practicable use commercially reasonable efforts to prepare and file with the Commission and, if applicable, the OSC such amendments and supplements to such Shelf Registration Statement and the prospectus (which may include a Canadian Prospectus or amendment or supplement thereto as part of the Exchange Registration Statement, if filed under the MJDS) included therein as may be necessary to effect and maintain the effectiveness of such Shelf Registration Statement for the period specified in Section 2(b) and as may be required by the applicable rules and regulations of the Commission and the OSC and the instructions applicable to the form of such Shelf Registration Statement, and use commercially reasonable efforts to furnish to the Electing Holders a commercially reasonable number of copies of any such supplement or amendment substantially concurrently with or prior to its being used or filed with the Commission or the OSC to the extent such documents are not publicly available on the Commission’s EDGAR System;

(v)                                 comply with the provisions of the Securities Act and any applicable Ontario Security Laws with respect to the disposition of all of the Registrable Securities covered by such Shelf Registration Statement in accordance with the intended methods  of  disposition  by  the  Electing  Holders  provided  for  in  such  Shelf Registration Statement;

(vi)                              provide the Electing Holders and not more than one counsel for all the Electing Holders the opportunity to review and comment on such Shelf Registration Statement, each prospectus included therein or filed with the Commission and each amendment or supplement thereto;

(vii)                           for a reasonable period prior to the filing of such Shelf Registration Statement, and throughout the period specified in Section 2(b), make available at reasonable times at the Company’s principal place of business or such other reasonable place for inspection by the persons referred to in Section 3(d)(vi) who shall have certified to the Company that they have a current intention to sell the Registrable Securities pursuant to the Shelf Registration such financial and other information and books and records of the Company, and cause the officers, employees, counsel and independent certified public accountants of the Company to respond to such inquiries, as shall be reasonably necessary (and in the case of counsel, not violate an attorney-client privilege, in such counsel’s reasonable belief), in the judgment of the counsel referred to in Section 3(d)(vi), to conduct a reasonable investigation  within  the  meaning  of  Section 11  of  the  Securities Act;  provided, however, that the foregoing inspection and information gathering on behalf of the Electing Holders shall be conducted by one counsel designated by the holders of at least a majority in aggregate principal amount of the Registrable Securities held by the Electing Holders at the time outstanding and provided further that each such party shall be required to agree in a writing reasonably acceptable to such party to maintain in confidence and not to disclose to any other person any information or records reasonably designated by the Company as being confidential, until such time as (A) such information becomes a matter of public record (whether by virtue of its inclusion in such Shelf Registration Statement or otherwise), (B) such person shall be required to disclose such information pursuant to a subpoena or order of any court or other governmental agency or body having jurisdiction over the matter (subject to the requirements of such order, and only after such person shall have given the Company prompt prior written notice of such requirement), or (C) such information is required to be set forth in such Shelf Registration Statement or the prospectus  included  therein  or  in  an  amendment  to  such  Shelf  Registration Statement or an amendment or supplement to such prospectus in order that such Shelf Registration Statement, prospectus, amendment or supplement, as the case may be, complies with applicable requirements of the federal securities laws and the rules and regulations of the Commission and does not contain an untrue statement of a material fact or omit to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(viii)                        as promptly as practicable notify each of the Electing Holders and confirm such advice in writing, (A) when such Shelf Registration Statement or the prospectus included therein or any prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to such Shelf Registration Statement or any post-effective amendment, when the same has become effective, (B) of any comments by the Commission and by the blue sky or securities commissioner or regulator of any state or province with respect thereto or any request by the Commission for amendments or supplements to such Shelf Registration Statement or prospectus or for additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of such Shelf Registration Statement or the initiation or threatening of any proceedings for that purpose, (D) if at any time the representations and warranties of the Company set forth in Section 5 cease to be true and correct in all material respects, (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (F) the occurrence of any event that causes the Company to become an “ineligible issuer” as defined in Rule 405, or (G) if at any time when a prospectus is required to be delivered under the Securities Act or Ontario Securities Laws, that such Shelf Registration Statement, prospectus, prospectus amendment or supplement or post-effective amendment does not conform in all material respects to the applicable requirements of the Securities Act, the Trust Indenture Act and any applicable Ontario Securities Laws or contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(ix)                              use commercially reasonable efforts to obtain the withdrawal of any order suspending  the   effectiveness  of   such   Shelf   Registration  Statement  or   any post-effective amendment thereto at the earliest practicable date;

(x)                                 if requested by any Electing Holder, as promptly as practicable incorporate in a prospectus supplement or post-effective amendment such information as is required by the applicable rules and regulations of the Commission and as such Electing Holder specifies should be included therein relating to the terms of the sale of such Registrable Securities, including information with respect to the principal amount of Registrable Securities being sold by such Electing Holder, the name and description of such Electing Holder, the offering price of such Registrable Securities and any discount, commission or other compensation payable in respect thereof and with respect to any other terms of the offering of the Registrable Securities to be sold by such Electing Holder; and make all required filings of such prospectus supplement or post-effective amendment as promptly as practicable after notification of the matters to be incorporated in such prospectus supplement or post-effective amendment;

(xi)                              furnish   to   each   Electing   Holder   and   the   counsel   referred   to   in Section 3(d)(vi) an executed copy (or a conformed copy) of such Shelf Registration Statement, each such amendment and supplement thereto (in each case including all exhibits thereto (in the case of an Electing Holder of Registrable Securities, upon request) and documents incorporated by reference therein) and such number of copies of such Shelf Registration Statement (excluding exhibits thereto and documents incorporated by reference therein unless specifically so requested by such Electing Holder) and of the prospectus included in such Shelf Registration Statement (including each preliminary prospectus and any summary prospectus), in conformity in all material respects with the applicable requirements of the Securities Act and the Trust Indenture Act to the extent such documents are not available through the Commission’s EDGAR System, and such other documents, as such Electing Holder may reasonably request in order to facilitate the offering and disposition of the Registrable Securities owned by such Electing Holder and to permit such Electing Holder to satisfy the prospectus delivery requirements of the Securities Act; and subject to Section 3(e), the Company hereby consents to the use of such prospectus (including such preliminary and summary prospectus) and any amendment or supplement thereto by each such Electing Holder (subject to any applicable Suspension Period), in each case in the form most recently provided to such person by the Company, in connection with the offering and sale of the Registrable Securities covered by the prospectus (including such preliminary and summary prospectus) or any supplement or amendment thereto;

(xii)                           use   commercially   reasonable   efforts   to   (A) register   or   qualify   the Registrable Securities to be included in such Shelf Registration Statement under such securities laws or blue sky laws of such jurisdictions as any Electing Holder shall reasonably request, (B) keep such registrations or qualifications in effect and comply with such laws so as to permit the continuance of offers, sales and dealings therein in such jurisdictions during the period the Shelf Registration Statement is required to remain effective under Section 2(b) and for so long as may be necessary to enable any such Electing Holder to complete its distribution of Registrable Securities pursuant to such Shelf Registration Statement, (C) take any and all other actions as may be reasonably necessary or advisable to enable each such Electing Holder to consummate the disposition in such jurisdictions of such Registrable Securities and (D) obtain the consent or approval of each governmental agency or authority, whether federal, state or local, which may be required to effect the Shelf Registration or the offering or sale in connection therewith or to enable the selling holder or holders to offer, or to consummate the disposition of, their Registrable Securities; provided, however, that the Company shall not be required for any such purpose to (1) qualify as a foreign corporation in any jurisdiction wherein it would not otherwise be required to qualify but for the requirements of this Section 3(d)(xii), (2) consent to general service of process in any such jurisdiction or become subject to taxation in any such jurisdiction or (3) make any changes to its certificate of incorporation or by-laws or other governing documents or any agreement between it and its stockholders;

(xiii)                        unless  any  Registrable  Securities  shall  be  in  book-entry  only  form, cooperate with the Electing Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates, if so required by any securities exchange upon which any Registrable Securities are listed, shall be printed, penned, lithographed, engraved or otherwise produced by any combination of such methods, on steel engraved borders, and which certificates shall not bear any restrictive legends;

(xiv)                       obtain a CUSIP number for all Securities that have been registered under the Securities Act to be included in such Shelf Registration Statement, not later than the applicable Effective Time;

(xv)                          use commercially reasonable efforts to notify in writing each holder of Registrable Securities of any proposal by the Company to amend or waive any provision of this Agreement pursuant to Section 9(h) and of any amendment or waiver effected pursuant thereto, each of which notices shall contain the text of the amendment or waiver proposed or effected, as the case may be; and

(xvi)                       comply with all applicable rules and regulations of the Commission.

(e)          In the event that the Company would be required, pursuant to Section 3(d)(viii)(G), to notify the Electing Holders, the Company shall as promptly as practicable prepare and furnish to each of the Electing Holders a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to purchasers of Registrable Securities, such prospectus shall conform in all material respects to the applicable requirements of the Securities Act, Ontario Securities Laws and the Trust Indenture Act and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.  Each Electing Holder agrees that upon receipt of any notice from the Company pursuant to Section 3(d)(viii)(G), such Electing Holder shall forthwith discontinue the disposition of Registrable Securities pursuant to the Shelf Registration Statement applicable to such Registrable Securities until such Electing Holder shall have received copies of such amended or supplemented prospectus, and if so directed by the Company, such Electing Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, of the prospectus covering such Registrable Securities in such Electing Holder’s possession at the time of receipt of such notice.

(f)           In the event of a Shelf Registration, in addition to the information required to be provided by each Electing Holder in its Notice and Questionnaire, the Company may require such Electing Holder to furnish to the Company such additional information regarding such Electing Holder and such Electing Holder’s intended method of distribution of Registrable Securities as may be required in order to comply with the Securities Act. Each such Electing Holder agrees to notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by such Electing Holder to the Company or of the occurrence of any event in either case as a result of which any prospectus relating to such Shelf Registration contains or would contain an untrue statement of a material fact regarding such Electing Holder or such Electing Holder’s intended method of disposition of such Registrable Securities or omits to state any material fact regarding such Electing Holder or such  Electing  Holder’s  intended  method  of  disposition  of  such  Registrable  Securities required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly to furnish to the Company any additional information required to correct and update any previously furnished information or required so that such prospectus shall not contain, with respect to such Electing Holder or the disposition of such Registrable Securities, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

(g)          Until the expiration of the earlier of one year after the Closing Date and the date on which all Securities have ceased to be Registrable Securities, the Company will not, and will not permit any of its “affiliates” (as defined in Rule 144) to, resell any of the Securities that have been reacquired by any of them except pursuant to an effective registration statement, or a valid exemption from the registration requirements, under the Securities Act.

(h)         As a condition to its participation in the Exchange Offer, each holder of Registrable Securities shall furnish, upon the request of the Company, a written representation to the Company (which may be contained in the letter of transmittal or “agent’s message” transmitted via The Depository Trust Company’s Automated Tender Offer Procedures, in either case contemplated by the Exchange Registration Statement) to the effect that (A) it is not an “affiliate” of the Company, as defined in Rule 405 of the Securities Act, or if it is such an “affiliate”, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (B) it is not engaged in and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Exchange Securities to be issued in the Exchange Offer, (C) it is acquiring the Exchange Securities in its ordinary course of business, (D) if it is a broker-dealer that holds Securities that  were acquired for  its  own account as  a  result of  market-making activities or other trading activities (other than Securities acquired directly from the Company or any of its affiliates), it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the Exchange Securities received by it in the Exchange Offer, (E) if it is a broker-dealer, that it did not purchase the Securities to be exchanged in the Exchange Offer from the Company or any of its affiliates, and (F) it is not acting on behalf of any person who could not truthfully and completely make the representations contained in the foregoing subclauses (A) through (E).

4.              Registration Expenses.

The Company agrees to bear and to pay or cause to be paid promptly all expenses incident to the Company’s performance of or compliance with this Agreement, including (a) all Commission and any FINRA registration, filing and review fees and expenses including reasonable fees and disbursements of counsel for the Eligible Holders in connection with such registration, filing and review, (b) all fees and expenses in connection with the qualification of the Registrable Securities and the Exchange Securities, as applicable, for offering and sale under the State securities and blue sky laws referred to in Section 3(d)(xii) and determination of their eligibility for investment under the laws of such jurisdictions as the Electing Holders may designate, including any reasonable fees and disbursements of counsel for the Electing Holders in  connection  with  such  qualification  and  determination, (c) all  expenses  relating  to  the preparation, printing, production, distribution and reproduction of each registration statement required to be filed hereunder, each prospectus included therein or prepared for distribution pursuant hereto, each amendment or supplement to the foregoing, the expenses of preparing the Securities or Exchange Securities, as applicable, for delivery and the expenses of printing or producing any selling agreements and blue sky or legal investment memoranda and all other documents in connection with the offering, sale or delivery of Securities or Exchange Securities, as applicable, to be disposed of (including certificates representing the Securities or Exchange Securities, as  applicable), (d) messenger, telephone and  delivery expenses relating to  the offering, sale  or  delivery  of  Securities  or  Exchange  Securities, as  applicable, and  the preparation of documents referred in clause (c) above, (e) fees and expenses of the Trustees under the Indenture, any agent of any Trustee and any counsel for any Trustee and of any custodian, (f) internal expenses (including all salaries and expenses of the Company’s officers and employees performing legal or accounting duties), (g) reasonable fees, disbursements and expenses  of   counsel  and   independent  certified  public   accountants  of   the   Company, (h) reasonable fees, disbursements and expenses of one counsel for the Electing Holders retained in connection with a Shelf Registration, as selected by the Electing Holders of at least a majority in aggregate principal amount of the Registrable Securities held by Electing Holders (which counsel shall be reasonably satisfactory to the Company), (i) any fees charged by securities rating services for rating the Registrable Securities or the Exchange Securities, as applicable, and (j) fees, expenses and disbursements of any other persons, including special experts, retained by the Company in connection with such registration (collectively, the “Registration Expenses”).  To the extent that any Registration Expenses are incurred, assumed or  paid  by  any  holder  of  Registrable  Securities, Securities  or  Exchange  Securities, as applicable, the Company shall reimburse such person for the full amount of the Registration Expenses so incurred, assumed or paid promptly after receipt of a request therefor. Notwithstanding the foregoing, the holders of the Registrable Securities being registered shall pay all agency fees and commissions and underwriting discounts and commissions, if any, and transfer taxes, if any, attributable to the sale of such Registrable Securities and Exchange Securities, as applicable, and the fees and disbursements of any counsel or other advisors or experts retained by such holders (severally or jointly), other than the counsel and experts specifically referred to above.

5.              Representations and Warranties.

The Company represents and warrants to, and agrees with, each Purchaser and each of the holders from time to time of Registrable Securities that:

(a)         Each registration statement covering Registrable Securities, Securities or Exchange Securities, as applicable, and each prospectus (including any preliminary or summary prospectus) contained therein or furnished pursuant to Section 3(c) or Section 3(d) and any further amendments or supplements to any such registration statement or prospectus, when it becomes effective or is filed with the Commission and the OSC, as the case may be, will conform in all material respects to the requirements of the Securities Act, the Trust Indenture Act and, if applicable, Ontario Securities Laws and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at all times subsequent to the Effective Time when a prospectus would be required to be delivered under the Securities Act, other than (A) from (i) such time as a notice has been given to holders of Registrable Securities pursuant to Section 3(c)(iii)(G) or Section 3(d)(viii)(G) until (ii) such time as the Company furnishes  an  amended  or  supplemented  prospectus  pursuant  to  Section 3(c)(iv)  or Section 3(e)  or  (B)  during  any  applicable  Suspension  Period, each  such  registration statement, and each prospectus (including any summary prospectus) contained therein or furnished pursuant to Section 3(c) or Section 3(d), as then amended or supplemented, will conform in all material respects to the requirements of the Securities Act and the Trust Indenture Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by a holder of Registrable Securities expressly for use therein.

(b)         Any documents incorporated by reference in any prospectus referred to in Section 5(a), when they become or became effective or are or were filed with the Commission, as the case may be, (i) will conform or conformed, as the case may be, in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and, if applicable, the Ontario Securities Laws and (ii) will not or did not, as the case may be, contain an untrue statement of a material fact and will not or did not, as the case may be, omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by a holder of Registrable Securities expressly for use therein.

(c)          The compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions herein contemplated will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject other than any such conflict, breach or violation that would not reasonably be expected to have a Material Adverse Effect (as defined in the Purchase Agreement), (ii) result in any violation of the provisions of the certificate of incorporation, as amended, or the by-laws or other governing documents, as applicable, of the Company or (iii)  result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their respective properties other than any such conflict, breach or violation that would not reasonably be expected to have a Material Adverse Effect; and no consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body is required for the consummation by the Company of the transactions  contemplated  by  this  Agreement, except  (x) the  registration  under  the Securities Act of the Registrable Securities and the Exchange Securities, as applicable, and qualification of the Indenture under the Trust Indenture Act, (y) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or blue sky laws in connection with the offering and distribution of the Registrable Securities and the Exchange Securities, as applicable, and (z) such consents, approvals, authorizations, registrations or qualifications that have been obtained and are in full force and effect as of the date hereof.

(d)  This Agreement has been duly authorized, executed and delivered by the Company.

6.              Indemnification and Contribution.

(a)         Indemnification by the Company.  The Company will indemnify and hold harmless each  of  the  holders  of  Registrable  Securities  included  in  an  Exchange  Registration Statement and each of the Electing Holders as holders of Registrable Securities included in a Shelf Registration Statement against any losses, claims, damages or liabilities, joint or several, to which such holder or such Electing Holder may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Exchange Registration Statement or any Shelf Registration Statement, as the case may be, under which such Registrable Securities or Exchange Securities were registered under the Securities Act, or any preliminary, final or summary prospectus (including, without limitation, any “issuer free writing prospectus” as defined in Rule 433) contained therein or furnished by the Company to any such holder or any such Electing Holder, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated  therein  or  necessary  to  make  the  statements  therein  not  misleading, and  will reimburse each such holder and each such Electing Holder for any and all legal or other expenses reasonably incurred by them in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable to any such person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or preliminary, final  or  summary prospectus (including, without limitation, any  “issuer free writing  prospectus” as  defined  in  Rule 433), or  amendment or  supplement thereto, in reliance upon and in conformity with written information furnished to the Company by such person expressly for use therein.

(b)         Indemnification by the Electing Holders.  The Company may require, as a condition to including any Registrable Securities in any Shelf Registration Statement filed pursuant to Section 2(b), that the Company shall have received an undertaking reasonably satisfactory to it from each Electing Holder of Registrable Securities included in such Shelf Registration Statement, severally and not jointly, to (i) indemnify and hold harmless the Company and all other Electing Holders of Registrable Securities included in such Shelf Registration Statement, against any losses, claims, damages or liabilities to which the Company or such other Electing Holders may become subject, under the Securities Act, Ontario Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in such registration statement, or any preliminary, final or summary prospectus (including, without limitation, any “issuer free writing prospectus” as defined in Rule 433) contained therein or furnished by the Company to any Electing Holder, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Electing Holder expressly for use therein, and (ii) reimburse the Company  for  any  legal  or  other  expenses  reasonably  incurred  by  the  Company  in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that no such Electing Holder shall be required to undertake liability to any person under this Section 6(b) for any amounts in excess of the dollar amount of the proceeds to be received by such Electing Holder from the sale of such Electing Holder’s Registrable Securities pursuant to such registration.

(c)          Notices of Claims, Etc.   Promptly after receipt by an indemnified party under subsection (a) or (b) above of written notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party pursuant to the indemnification provisions of or contemplated by this Section 6, notify such indemnifying party in writing of the commencement of such action; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under the indemnification provisions of or contemplated by Section 6(a)  or  Section 6(b).    In  case  any  such  action  shall  be  brought  against  any indemnified party and it shall notify an indemnifying party of the commencement thereof, such indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to  such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party shall not be liable to such indemnified party for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation.  No indemnifying party shall, without the prior written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)         Contribution.   If  for any reason the indemnification provisions contemplated by Section 6(a)  or  Section 6(b)  are  unavailable  to  or  insufficient  to  hold  harmless  an indemnified party in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with  the  statements  or  omissions  which  resulted  in  such  losses, claims, damages  or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations.  The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties’ relative intent, knowledge, access to  information and  opportunity to  correct or prevent such statement or omission.  The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 6(d) were determined by pro rata allocation (even if the holders were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages, or liabilities (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 6(d), no Electing Holder shall be required to contribute any amount in excess of the amount by which the dollar amount of the proceeds received by such holder from the sale of any Registrable Securities (after deducting any fees, discounts and commissions applicable thereto) exceeds the amount of any damages which such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.   No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The holders’ obligations in this Section 6(d) to contribute shall be several in proportion to the principal amount of Registrable Securities registered by them and not joint.

(e)          The obligations of the Company under this Section 6 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each officer, director and partner of each holder, each Electing Holder, and each person, if any, who controls any of the foregoing within the meaning of the Securities Act; and the obligations of the holders and the Electing Holders contemplated by this Section 6 shall be in addition to any liability which the respective holder or Electing Holder may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company (including any person who, with his consent, is named in any registration statement as about to become a director of the Company) and to each person, if any, who controls the Company within the meaning of the Securities Act, as well as to each officer and director of the other holders and to each person, if any, who controls such other holders within the meaning of the Securities Act.

7.              Underwritten Offerings.

Each holder of Registrable Securities hereby agrees with the Company and each other such holder that no holder of Registrable Securities may participate in any underwritten offering of Registrable Securities hereunder unless (a) the Company gives its prior written consent to such underwritten offering, (b) the managing underwriter or underwriters thereof shall be designated by Electing Holders holding at least a majority in aggregate principal amount of the Registrable Securities to be included in such offering, provided that such designated managing underwriter or underwriters is or are reasonably acceptable to the Company, (c) each holder of Registrable Securities participating in such underwritten offering agrees to sell such holder’s  Registrable  Securities  on  the  basis  provided  in  any  underwriting  arrangements approved by the persons entitled selecting the managing underwriter or underwriters hereunder and  (d) each  holder  of  Registrable  Securities  participating  in  such  underwritten  offering completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.  The Company hereby agrees with each holder of Registrable Securities that, to the extent it consents to an underwritten offering hereunder, it will negotiate in good faith and execute all indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, including using commercially reasonable efforts to procure customary legal opinions and auditor “comfort” letters.

8.              Rule 144.

(a)         Facilitation of Sales Pursuant to Rule 144.  The Company covenants to the holders of Registrable Securities that, to the extent it shall be required to do so under the Exchange Act, the Company shall timely file the reports required to be filed by it under the Exchange Act or the Securities Act (including the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144), and shall take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144.   Upon the reasonable request of any holder of Registrable Securities in connection with that holder’s sale pursuant to Rule 144, the Company shall deliver to such holder a written statement (which may be sent electronically) as to whether it has complied with such requirements.

(b)         Availability of Rule 144 Not Excuse for Obligations under Section 2.  The fact that holders of Registrable Securities may become eligible to sell such Registrable Securities pursuant to  Rule  144  shall  not  (1)  cause such  Securities to  cease to  be  Registrable

Securities or (2) excuse the Company’s obligations set forth in Section 2 of this Agreement, including without limitation the obligations in respect of an Exchange Offer, Shelf Registration and Special Interest.

9.              Miscellaneous.

(a)         No Inconsistent Agreements. The Company represents, warrants, covenants and agrees that it has not granted, and shall not grant, registration rights with respect to Registrable Securities, Exchange Securities or Securities, as applicable, or any other securities which would be inconsistent with the terms contained in this Agreement.

(b)         Specific Performance. The parties hereto acknowledge that there would be no adequate remedy at law if the Company fails to perform any of its obligations hereunder and that the Purchasers and the holders from time to time of the Registrable Securities may be irreparably harmed by any such failure, and accordingly agree that the Purchasers and such holders, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of the Company under this Agreement in accordance with the terms and conditions of this Agreement, in any court of the United States or any State thereof having jurisdiction. Time shall be of the essence in this Agreement.

(c)          Notices. All notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, if delivered personally, by facsimile or by courier, or three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested) as follows: If to the Company, to it at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2, and if to a holder, to the address of such holder set forth in the security register or other records of the Company, or to such other address as the Company or any such holder may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

(d)         Parties in Interest. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto, the holders from time to time of the Registrable Securities and the respective successors and assigns of the foregoing. In the event that any transferee of any holder of Registrable Securities shall acquire Registrable Securities, in any manner, whether by gift, bequest, purchase, operation of law or otherwise, such transferee shall, without any further writing or action of any kind, be deemed a beneficiary hereof for all purposes and such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such transferee shall be entitled to receive the benefits of, and be conclusively deemed to have agreed to be bound by all of the applicable terms and provisions of this Agreement. If the Company shall so request, any such successor, assign or transferee shall agree in writing to acquire and hold the Registrable Securities subject to all of the applicable terms hereof.

(e)          Survival. The respective indemnities, agreements, representations, warranties and each other provision set forth in this Agreement or made pursuant hereto shall remain in full force and effect regardless of any investigation (or statement as to the results thereof) made by or on behalf of any holder of Registrable Securities, any director, officer or partner of such holder, or any controlling person of any of the foregoing, and shall survive delivery of and payment for the Registrable Securities pursuant to the Purchase Agreement, the transfer and registration of Registrable Securities by such holder and the consummation of an Exchange Offer.

(f)           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(g)          Headings. The descriptive headings of the several Sections and paragraphs of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

(h)         Entire Agreement; Amendments. This Agreement and the other writings referred to herein (including the Indenture and the form of Securities) or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter.  This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument duly executed by the Company and the holders of at least a majority in aggregate principal amount of the Registrable Securities at the time outstanding.  Each holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any amendment or waiver effected pursuant to this Section 9(h), whether or not any notice, writing or marking indicating such amendment or waiver appears on such Registrable Securities or is delivered to such holder.

(i)             Inspection. For so long as this Agreement shall be in effect, this Agreement and a complete list of the names and addresses of all the record holders of Registrable Securities shall be made available for inspection and copying on any Business Day by any holder of Registrable Securities for proper purposes only (which shall include any purpose related to the rights of the holders of Registrable Securities under the Securities, the Indenture and this Agreement) at the offices of the Company at the address thereof set forth in Section 9(c) and at the office of the Trustee under the Indenture.

(j)            Counterparts.  This Agreement may be executed by the parties in counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

(k)         Severability. If any provision of this Agreement, or the application thereof in any circumstance, is held to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of such provision in every other respect and of the remaining provisions contained in this Agreement shall not be affected or impaired thereby.

(l)             Agent for Service; Submission to Jurisdiction. The Company acknowledges that it has irrevocably designated and appointed C T Corporation System (the “Agent”) as its authorized agent for service of process for a period ending on the later of (i) two years from the date hereof and (ii) the date on which all obligations of the Company under this Agreement have been satisfied, in any suit, action or proceeding arising out of or relating to this Agreement or brought with respect to the Securities under U.S. federal or state securities laws, in each case instituted in any federal or state court located in the State and City of New York. The Company hereby submits to the nonexclusive jurisdiction of any such court in any such suit, action or proceeding and agrees that service of process upon Agent with written notice thereof to the Company shall be deemed to be effective service of process upon the Company in such suit, action or proceeding.

If the foregoing is in accordance with your understanding, please sign and return to us one for the Company and the Representative plus one for each counsel counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Purchasers, this letter and such acceptance hereof shall constitute a binding agreement between each of the Purchasers the Company. It is understood that your acceptance of this letter on behalf of each of the Purchasers is pursuant to the authority set forth in a form of Agreement among Purchasers, the form of which shall be submitted to the Company for examination upon request, but without warranty on your part as to the authority of the signers thereof.

Very truly yours,

Fortis Inc.

By:	/s/ Karl W. Smith
Karl W. Smith
Executive Vice President, Chief Financial Officer

By:	/s/ James D. Spinney
James D. Spinney
Vice President, Treasurer

[Signature Page to Exchange and Registration Rights Agreement]

Accepted as of the date hereof:

Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

As representative of the several Purchasers

[Signature Page to Exchange and Registration Rights Agreement]

Exhibit A

Fortis Inc.

INSTRUCTION TO DTC PARTICIPANTS

(Date of Mailing)

URGENT - IMMEDIATE ATTENTION REQUESTED

DEADLINE FOR RESPONSE: [DATE] *

The Depository Trust Company (“DTC”) has identified you as a DTC Participant through which beneficial interests in the Fortis Inc. (the “Company”) [2.100% Notes due 2021][3.055% Notes due 2026] (the “Securities”) are held.

The Company is in the process of registering the Securities under the Securities Act of 1933 for resale by the beneficial owners thereof. In order to have their Securities included in the registration statement, beneficial owners must complete and return the enclosed Notice of Registration Statement and Selling Securityholder Questionnaire.

It is important that beneficial owners of the Securities receive a copy of the enclosed materials as soon as possible as their rights to have the Securities included in the registration statement depend upon their returning the Notice and Questionnaire by [Deadline For Response]. Please forward a copy of the enclosed documents to each beneficial owner that holds interests in the Securities through you. If you require more copies of the enclosed materials or have any questions pertaining to this matter, please contact Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2 (telephone 1-709-737-2800).

*Not less than 28 calendar days from date of mailing.

Fortis Inc.

Notice of Registration Statement
and

Selling Securityholder Questionnaire

(Date)

Reference is hereby made to the Exchange and Registration Rights Agreement (the “Exchange and Registration Rights Agreement”), dated October 4, 2016, between Fortis Inc. (the “Company”) and the Representative named therein. Pursuant to the Exchange and Registration Rights Agreement, the Company has filed or will file with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form [•] or other appropriate form of  registration  statement  (the  “Shelf  Registration  Statement”)  for  the registration  and  resale  under  Rule 415  of  the  Securities Act  of  1933,  as  amended  (the “Securities Act”), of the Company’s [2.100% Notes due 2021][3.055% Notes due 2026]] (the “Securities”).  A copy of the Exchange and Registration Rights Agreement has been filed as an exhibit to the Shelf Registration Statement or, if not, can be obtained from the Commission’s website at www.sec.gov or from the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators at www.sedar.com.  All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Exchange and Registration Rights Agreement.

Each beneficial owner of Registrable Securities (as defined below) is entitled to have the Registrable Securities beneficially owned by it included in the Shelf Registration Statement.  In order to have Registrable Securities included in the Shelf Registration Statement, this Notice of Registration Statement and Selling Securityholder Questionnaire (“Notice and Questionnaire”) must be completed, executed and delivered to the Company’s counsel at the address set forth herein for receipt ON OR BEFORE [Deadline for Response]. Beneficial owners of Registrable Securities who do not properly complete, execute and return this Notice and Questionnaire by such date (i) will not be named as selling securityholders in the Shelf Registration Statement and (ii) may not use the prospectus forming a part thereof for resales of Registrable Securities.

Certain legal consequences arise from being named as a selling securityholder in the Shelf Registration Statement and related prospectus.  Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the Shelf Registration Statement and related prospectus.

The  term  “Registrable  Securities”  is  defined  in  the  Exchange  and  Registration  Rights Agreement.

ELECTION

The undersigned holder (the “Selling Securityholder”) of Registrable Securities hereby elects to include in the Shelf Registration Statement the Registrable Securities beneficially owned by it and  listed below in  Item (3).The  undersigned, by  signing and  returning this  Notice and Questionnaire, agrees to be bound with respect to such Registrable Securities by the terms and conditions of this Notice and Questionnaire and the Exchange and Registration Rights Agreement, including, without limitation, Section 6 of the Exchange and Registration Rights Agreement, as if the undersigned Selling Securityholder were an original party thereto.

Pursuant to the Exchange and Registration Rights Agreement, the undersigned has agreed to indemnify and hold harmless the Company, its officers who sign any Shelf Registration Statement, and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act of 1934, as amended (the “Exchange Act”), against certain losses arising out of an untrue statement, or the alleged untrue statement, of a material fact in the Shelf Registration Statement or the related prospectus or the omission, or alleged omission, to state a material fact required to be stated in such Shelf Registration Statement or the related prospectus, but only to the extent such untrue statement or omission, or alleged untrue statement or omission, was made in reliance on and in conformity with the information provided in this Notice and Questionnaire.

Upon any sale of Registrable Securities pursuant to the Shelf Registration Statement, the Selling Securityholder will be required to deliver to the Company and Trustee the Notice of Transfer set forth in Appendix A to the prospectus and as Exhibit B to the Exchange and Registration Rights Agreement.

The Selling Securityholder hereby provides the following information to the Company and represents and warrants that such information is accurate and complete:

QUESTIONNAIRE

(1)   (a)                     Full legal name of Selling Securityholder:

(b)                     Full legal name of registered Holder (if not the same as in (a) above) of Registrable Securities listed in Item (3) below:

(c)                      Full legal name of DTC Participant (if applicable and if not the same as (b) above) through which Registrable Securities listed in Item (3) below are held:

(2)  Address for notices to Selling Securityholder:

Telephone:

Fax:

Contact Person:

E-mail for Contact Person:

(3) Beneficial Ownership of Securities:

Except as set forth below in this Item (3), the undersigned does not beneficially own any Securities.

(a)                     Principal amount of Registrable Securities beneficially owned:

                                    CUSIP No(s). of such Registrable Securities:

(b)                     Principal amount of Securities other than Registrable Securities beneficially owned:

CUSIP No(s). of such other Securities:

(c)                      Principal amount of Registrable Securities that the undersigned wishes to be included in the Shelf Registration Statement:

                                    CUSIP No(s). of such Registrable Securities to be included in the Shelf Registration Statement:

(4) Beneficial Ownership of Other Securities of the Company:

Except as set forth below in this Item (4), the undersigned Selling Securityholder is not the beneficial or registered owner of any other securities of the Company, other than the Securities listed above in Item (3).

State any exceptions here:

(5)  Individuals who exercise dispositive powers with respect to the Securities:

If the Selling Securityholder is not an entity that is required to file reports with the Commission pursuant to  Section 13  or  15(d)  of  the  Exchange Act  (a  “Reporting Company”), then the Selling Securityholder must disclose the name of the natural person(s)  who  exercise  sole  or  shared  dispositive  powers  with  respect  to  the Securities. Selling Securityholders should disclose the beneficial holders, not nominee holders or other such others of record.In addition, the Commission has provided guidance that Rule 13d-3 of the Securities Exchange Act of 1934 should be used by analogy when determining the person or persons sharing voting and/or dispositive powers with respect to the Securities.

(a)                     Is the holder a Reporting Company?

Yes ☐                                         No ☐

If “No”, please answer Item (5)(b).

(b)               List below the individual or individuals who exercise dispositive powers with respect to the Securities:

Please note that the names of the persons listed in (b) above will be included in the Shelf Registration Statement and related prospectus.

(6) Relationships with the Company:

Except as set forth below, neither the Selling Securityholder nor any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

(7) Plan of Distribution:

Except as set forth below, the undersigned Selling Securityholder intends to distribute the Registrable Securities listed above in Item (3) only as follows (if at all):  Such Registrable Securities may be sold from time to time directly by the undersigned Selling Securityholder.  Such Registrable Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices.Such sales may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Registered Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (iv) through  the  writing  of  options. In  connection  with  sales  of  the Registrable Securities or otherwise, the Selling Securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Registrable Securities in the course of hedging the positions they assume. The Selling Securityholder may also sell Registrable Securities short and deliver Registrable Securities to close out such short positions, or loan or pledge Registrable Securities to broker-dealers that in turn may sell such securities.

State any exceptions here:

Note:  In no event may such method(s) of distribution take the form of an underwritten offering of Registrable Securities without the prior written agreement of the Company.

(8) Broker-Dealers:

The Commission requires that all Selling Securityholders that are registered broker- dealers  or  affiliates  of  registered  broker-dealers  be  so  identified  in  the  Shelf Registration Statement.In addition, the Commission requires that all Selling Securityholders that are registered broker-dealers be named as underwriters in the Shelf Registration Statement and related prospectus, even if they did not receive the Registrable Securities as compensation for underwriting activities.

(a)                     State whether the undersigned Selling Securityholder is a registered broker-dealer:

Yes ☐                                         No ☐

(b)                     If the answer to (a) is “Yes”, you must answer (i) and (ii) below, and (iii) below if applicable.  Your answers to (i) and (ii) below, and (iii) below if applicable, will be included in the Shelf Registration Statement and related prospectus.

(i)                 Were the Securities acquired as compensation for underwriting activities?

Yes ☐                                         No ☐

If you answered “Yes”, please provide a brief description of the transaction(s) in which the Securities were acquired as compensation:

(ii)                      Were the Securities acquired for investment purposes?

Yes ☐              No ☐

(iii)     If you answered “No” to both (i) and (ii), please explain the Selling Securityholder’s reason for acquiring the Securities:

(c)                      State whether the undersigned Selling Securityholder is an affiliate of a registered broker-dealer and, if so, list the name(s) of the broker-dealer affiliate(s):

Yes ☐                                         No ☐

(d)                     If you answered “Yes” to question (c) above:

(i)                         Did the undersigned Selling Securityholder purchase Registrable Securities in the ordinary course of business?

Yes ☐                                         No ☐

If the answer is “No” to question (d)(i), provide a brief explanation of the circumstances in which the Selling Securityholder acquired the Registrable Securities:

(ii)                      At the time of the purchase of the Registrable Securities, did the undersigned Selling Securityholder have any agreements, understandings or arrangements, directly or indirectly, with any person to dispose of or distribute the Registrable Securities?

Yes ☐                                         No ☐

If the answer is “Yes” to question (d)(ii), provide a brief explanation of such agreements, understandings or arrangements:

If the answer is “No” to Item (8)(d)(i) or “Yes” to Item (8)(d)(ii), you will be named as an underwriter in the

Shelf Registration Statement and the related prospectus.

(9) Hedging and short sales:

(a)                     State whether the undersigned Selling Securityholder has or will enter into “hedging transactions” with respect to the Registrable Securities:

Yes ☐                                         No ☐

If “Yes”, provide below a complete description of the hedging transactions into which the undersigned Selling Securityholder has entered or will enter and the purpose of such hedging transactions, including the extent to which such hedging transactions remain in place:

(b)                     Set forth below is Section 239.10 of the Commission’s Compliance and Disclosure Interpretations regarding short selling:

“An issuer filed a Form S-3 registration statement for a secondary offering of common stock which is not yet effective.  One of the selling shareholders wanted to do a short sale of common stock “against the box” and cover the short sale with registered shares after the effective date. The issuer was advised that the short sale could not be made before the registration statement becomes effective, because the shares underlying the short sale are deemed to be sold at the time such sale is made. There would, therefore, be a violation of Section 5 if the shares were effectively sold prior to the effective date.”

By returning this Notice and Questionnaire, the undersigned Selling Securityholder will be deemed to be aware of the foregoing interpretation.

*                                         *                                         *                                         *                                         *

By signing below, the Selling Securityholder acknowledges that it understands its obligation to comply, and agrees that it will comply, with the provisions of the Exchange Act, particularly Regulation M (or any successor rule or regulation).

The Selling Securityholder hereby acknowledges its obligations under the Exchange and Registration Rights Agreement to indemnify and hold harmless the Company and certain other persons as set forth in the Exchange and Registration Rights Agreement.

In the event that the Selling Securityholder transfers all or any portion of the Registrable Securities listed in Item (3) above after the date on which such information is provided to the Company, the Selling Securityholder agrees to notify the transferee(s) at the time of the transfer of its rights and obligations under this Notice and Questionnaire and the Exchange and Registration Rights Agreement.

By signing below, the Selling Securityholder consents to the disclosure of the information contained herein in its answers to Items (1)  through (9)  above and the inclusion of  such information in the Shelf Registration Statement and related prospectus.The Selling Securityholder understands that such information will be relied upon by the Company in connection with the preparation of the Shelf Registration Statement and related prospectus.

In accordance with the Selling Securityholder’s obligation under Section 3(d) of the Exchange and Registration Rights Agreement to provide such information as may be required by law for inclusion in the Shelf Registration Statement, the Selling Securityholder agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein which may occur subsequent to the date hereof at any time while the Shelf Registration Statement remains in effect and to provide such additional information that the Company may reasonably request  regarding  such  Selling  Securityholder and  the  intended  method of distribution of Registrable Securities in order to comply with the Securities Act.  Except as otherwise provided in the Exchange and Registration Rights Agreement, all notices hereunder and pursuant to the

Exchange and Registration Rights Agreement shall be made in writing, by hand-delivery, first-class mail, or air courier guaranteeing overnight delivery as follows:

(i)  To the Company:

(ii) With a copy to:

Once this Notice and Questionnaire is executed by the Selling Securityholder and received by the Company’s counsel, the terms of this Notice and Questionnaire, and the representations and warranties contained herein, shall be binding on, shall inure to the benefit of and shall be enforceable by the respective successors, heirs, personal representatives, and assigns of the Company and the Selling Securityholder (with respect to the Registrable Securities beneficially owned by such Selling Securityholder and listed in Item (3) above.This Notice and Questionnaire shall be governed in all respects by the laws of the State of New York.

IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:

Selling Securityholder
(Print/type full legal name of beneficial owner of Registrable Securities)

By:
Name:
Title:

PLEASE RETURN THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE FOR RECEIPT ON OR BEFORE [DEADLINE FOR RESPONSE] TO THE COMPANY’S COUNSEL AT:

Exhibit B

NOTICE OF TRANSFER PURSUANT TO REGISTRATION STATEMENT

The Bank of New York Mellon
BNY Trust Company of Canada
Fortis Inc.

c/o The Bank of New York Mellon
225 Liberty Street
New York, New York 10286
United States

c/o BNY Trust Company of Canada
320 Bay Street, 11th Floor
Toronto, Ontario M5H 4A6
Canada

Attention: Trust Officer

Re:          Fortis Inc. (the “Company”)

[2.100% Notes due 2021][3.055% Notes due 2026]

Dear Sirs:

Please be advised that                                       has transferred $                             aggregate principal amount of the above-referenced Notes pursuant to an effective Registration Statement on Form [       ] (File No. 333-           ) filed by the Company.

We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933, as amended, have been satisfied and that the above-named beneficial owner of the Notes is named as a “Selling Holder” in the prospectus dated [date] or in supplements thereto, and that the aggregate principal amount of the Notes transferred are the Notes listed in such prospectus opposite such owner’s name.

Dated:

Very truly yours,

(Name)

By:
(Authorized Signature)